

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re:** **Bauman Estate Planning, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 16, 2011**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated November 10, 2010, and we reissue this comment. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Your disclosure indicates the following:

    - You are a development stage company with minimal revenues, and you have received a going concern opinion from your auditor;
    - You have nominal assets consisting only of cash;
    - It appears, and certain disclosures indicate, you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding;

- The registration statement contains very general disclosure related to the nature of your business plan; and
- Your management has a track record with USA Therapy, Inc., a company whose registration statement on Form S-1 was declared effective on May 28, 2008. Periodic reports filed by USA Therapy, Inc. indicate that the company took few steps to advance implementation of its disclosed business plan and that less than 27 months after completing its initial public offering, USA Therapy, Inc. completed a reverse merger transaction with Asia Packaging & Printing, Inc. on August 6, 2010.

These facts suggest that you are a blank check company and that the terms of your offering should comply with Securities Act Rule 419. Please revise your registration statement accordingly.

2. Please revise your prospectus to disclose all other registration statements of companies for which your officers, director, and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

3. We note your response to comment two of our letter dated November 10, 2010, and we reissue this comment. Please provide a separate section in your registration statement to disclose that your offering price is arbitrarily determined. Refer to Item 505 of Regulation S-K.

4. We note your response to comment four of our letter dated November 10, 2010. In certain places throughout the registration statement, you now refer to Mr. Bauman as the sole officer and director. However, other disclosures indicate you have a second executive officer. Please revise your disclosures as appropriate.

5. We note that you deleted the section, "Experts," from page 19 of your prospectus. In an appropriate section of the prospectus, such as under an "Experts" heading, please identify the independent registered public accounting firm that audited the financial statements included in your registration statement.

Cover Page of the Registration Statement

6. As it appears you plan to offer your common stock on a continuous basis, please check the box relating to Rule 415 on the cover page of the registration statement.

Outside Front Cover Page of the Prospectus, page 3

7. You reference placement commissions, discounts, and expense. Please disclose the reason for these estimated expenses. In this regard, we note your statement that your sole officer and director will conduct the offering as well as your disclosure in the seventh risk factor on page 6 that you have not engaged a placement agent.

Risk Factors, page 5

Risks Relating to the Early Stage of Our Company, page 5

8. In response to comment nine of our letter dated November 10, 2010, we note that you have deleted the entire risk factor, including disclosure addressing the potential difficulty in raising additional capital. In your response, you state that the risk factor is immaterial to your business plan. Please confirm whether the difficulty in raising additional capital is altogether immaterial to your business plan or whether only the effects of the development or prospects for development of competitive technology are immaterial to your business plan. If you may have difficulty raising additional capital and if such difficulty could deprive you of necessary resources, please amend your registration statement to include this material risk factor. In this regard, we note your last risk factor on page 8 references difficulty in raising additional capital.

We have suffered operating losses since inception . . . , page 6

9. You reference your accumulated deficit as of September 15, 2010. Please update the disclosure here and throughout the registration statement, as applicable, to reflect your most recent financials. In this regard, we note you have included your financial statements for the period ended March 31, 2011 in the registration statement.

Use of Proceeds, page 8

10. We note your response to comment 16 of our letter dated November 10, 2010. However, in the first sentence, it still appears as if you reserve the right to change the intended use of proceeds. This reservation must be due to certain contingencies that you specifically discuss. Additionally, you must discuss the alternative ways in which you may use the proceeds upon occurrence of these contingencies. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Capitalization, page 9

11. We have reviewed your response to prior comment 18 from our letter dated November 10, 2010. Since you have now presented financial statements for the period ended March 31, 2011, please update your capitalization table to also be as of March 31, 2011.

Dilution, page 9

12. We have reviewed your response to prior comment 19 from our letter dated November 10, 2010. Since you have now presented financial statements for the period ended March 31, 2011, please update the information you have presented in this section to also be as of March 31, 2011.

Description of Business and Property, page 10

General, page 10

Business Summary, page 10

13. We note your response to comment 26 of our letter dated November 10, 2010. However, you still reference "these locations" and "these offices." Please revise your disclosure to reference only one location or one office if you intend to only maintain one office location. Additionally, you state in the first sentence of the second paragraph that your office location will be "placed next to retirement communities." Please clarify whether your one office will be located next to more than one retirement community.

14. We note your response to comment 27 of our letter dated November 10, 2010. If you plan to outsource the review and preparation of all estate planning documents, please clarify what operations the company will actually perform. Additionally, you state that you have established relationships with licensed attorneys through Mr. Bauman. Please clarify whether these attorneys have agreed to perform estate planning work for you and whether they are obligated to perform such work. Please also clarify how you plan to share revenue, if at all, with these licensed attorneys.

Competitors, page 10

15. You state that you believe you can "go head to head" with your competitors. In making this statement, please address the issues discussed in the fifth risk factor on page 6.

Services, page 10

16. We note your response to comment 28 of our letter dated November 10, 2010. However, you still state that you provide two main services, both of which are complimentary consultations. Please expand your disclosures in this section to more fully address how you will generate revenue.

17. We note your response to comment 29 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any added disclosures. Please describe the new law change you reference on pages 10 and 12. Please be sure to discuss why it creates the need to update durable power of attorney for healthcare documents.

Management's Discussion and Analysis . . . , page 11

General

18. We note your response to comment 31 of our letter dated November 10, 2010. You now disclose "The following discussion of our financial condition and results of operations should be read in conjunction with (i) our audited financial statements as of September 30, 2010 that appear elsewhere in this registration statement." Please revise your disclosure to refer to your audited financial statements as of September 15, 2010.

19. Since you have now presented financial statements for the period ended March 31, 2011, please update your disclosure related to results of operations as well as liquidity and capital resources accordingly. Refer to Item 303(b) of Regulation S-K.

Plan of Operation, page 11

20. We note your response to comment 33 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in this section in response to our comment. Please significantly enhance the disclosure in this section to describe the steps you intend to take and anticipated expenses associated with becoming operational, as well as your timetable for doing so. In this regard, we note disclosure in the Liquidity section that you have no material commitments for the next twelve months other than salaries and rent. It is unclear how you will develop your business based only upon paying salaries and rent.

Liquidity and Capital Resources, page 12

21. In response to comment 34 of our letter dated November 10, 2010, you state on page 12 that you are not dependent on the offering proceeds to meet your liquidity needs for the next 12 months. This statement appears to be inconsistent with the sixth sentence and the penultimate sentence of the third paragraph in this section. The statement also appears to be inconsistent with the seventh and penultimate risk factors on page 6. Please revise your disclosures as appropriate.

22. In the third paragraph, we note the added disclosure that your minimal expenses can be met through the revenue already being generated by the company. You state in the same paragraph that the company has made no revenues to date. Please revise your disclosures as appropriate to remove this inconsistency. This comment also applies to the "Going Concern" paragraph on page 12.

23. You state that your minimal expenses can be met through the revenue already being generated by the company, and you estimate that your anticipated cash flow needs should not exceed $10,000 for the first six months. As it appears from your Statement of Operations that revenue totaled only $1,850 for the three month period ending March 31,

2011, please disclose how you anticipate revenue to cover the estimated $10,000 needed for the first six months.

24. We note your response to comment 38 of our letter dated November 10, 2010. In your response, you state that it is unlikely you will need to sell common stock, take loans or advances from officers, directors, or shareholders, or enter into debt financing agreements in order to meet your cash needs over the coming 12 months. However, your disclosure in this section reveals that management has assumed you may need to engage in these activities to meet your cash needs over the coming 12 months. Please revise your disclosure to clarify this apparent inconsistency.

Going Concern, page 12

25. We note your response to comment 39 of our letter dated November 10, 2010, and we reissue this comment. Please disclose how long you believe you can continue operations with the cash you have on hand, exclusive of the proceeds of this offering and any other loans or financings you could obtain. In this regard, we note the added disclosure you provided in which you state that you believe your revenue is sufficient to maintain current minimal operations. However, you do not disclose how long you expect to be able to maintain current minimal operations or whether you expect a consistent stream of revenue by which you can maintain current minimal operations.

Critical Accounting Policies, page 12

26. We note your response to comment 40 of our letter dated November 10, 2010. Please revise your disclosure in this section to clarify that management's estimates are based on Mr. Bauman's historical industry experience and not the company's historical experience.

Our Management, page 13

Directors, Executive Officers, Promoters and Control Persons, page 13

Directors, page 13

27. We note your response to comment 44 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please disclose the names of Mr. Bauman's former employers referenced in his biography as well as the nature of his responsibilities at those companies. Additionally, please disclose Mr. Bauman's business experience during the last five years. Finally, please disclose how much of Mr. Bauman's time is spent working for the company. In this regard, we note your disclosure on page 11 that Mr. Bauman only works part-time for the company. Refer to Item 401 of Regulation S-K.

28. We note your response to comment 45 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please disclose the nature of the relationship between Bauman Financial Group, LLC and Bauman Estate Planning, Inc. Please also disclose any conflicts of interests and any material effects on competition that this relationship may create. Please note that if Bauman Financial Group, LLC is your predecessor, disclosure of such information shall be provided throughout your registration statement as appropriate.

Executive Officers, page 13

29. We note your response to comment 46 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please provide the information required by Item 401 of Regulation S-K for Andrea Scott. In providing this information, please ensure you disclose how much of Ms. Scott's time is spent working for the company. In this regard, we note your disclosure on page 11 that Ms. Scott only works part-time for the company.

Summary Compensation Table, page 13

30. We note your response to comment 47 of our letter dated November 10, 2010. Please clarify whether there are any understandings between the company and Mr. Bauman or Ms. Scott as to when they may start receiving compensation for their services. In this regard, we note your reference on page 12 to material commitments for salaries. Additionally, your disclosure on page F-12 states that Ms. Scott received 1,000,000 shares of common stock for her services. Please include this payment in your Regulation S-K Item 402 disclosures.

Certain Relationships and Related Party Transactions, page 14

31. We note your response to comment 48 of our letter dated November 10, 2010. For the transactions you describe in the second paragraph, please provide all of the information required by Item 404(a) of Regulation S-K.

Plan of Distribution, page 16

32. Please revise your disclosure in this section to clarify that the offering is being conducted by your sole officer and director, as noted in the revised disclosure on the prospectus cover page.

33. We note your response to comment 53 of our letter dated November, 10, 2010, and we reissue this comment. Please clarify whether your offering is to be conducted on a best efforts or firm commitment basis. If, as suggested elsewhere in your filing, the offering is to be conducted on a best efforts basis, you can only rely on Rule 415(a)(1)(ix), which contemplates a single continuous offering that may extend for 30 days or more after

effectiveness. Please significantly revise the Plan of Distribution to describe your continuous best efforts offering, and omit references to underwritten offerings. Among other things, please note that you may not switch to a firm commitment based offering and you must sell at a fixed price, not a market price as suggested on page 16. We may have additional comments upon review of your revised disclosures.

OTC Electronic Bulletin Board Considerations, page 18

34. In the second sentence of the second paragraph, please clarify that you are talking about quotations on the OTCBB.

Legal Proceedings, page 19

35. We note the addition of this section in response to comment three of our letter dated November 10, 2010. Please include this new heading, "Legal Proceedings," in your table of contents.

Financial Statements, page F-1

Note A – Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

36. We note your response to comment 62 of our letter dated November 10, 2010. You now disclose that you expect the adoption of ASC 105 to have an impact but do not expect ASC 810 and 860 to have an impact on your results of operations, financial condition or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did or did not have an impact on your results of operations, financial condition or cash flow. Your disclosure should be similar to the language you used regarding your adoption of ASC 855, in which you state that adoption "did not have a material impact . . . ."

Note G – Subsequent Events, page F-13

37. We note your response to comment 63 of our letter dated November 10, 2010. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Financial Statements for the Three Months Ended March 31, 2011

General

38. Given your status as a development-stage enterprise, please present a statement of stockholders' (deficit) equity that includes all activity from your inception through March 31, 2011. Refer to ASC 915-215-45-1.

Balance Sheet, page F-14

39. Please revise the title of the line item, retained earnings, to deficit accumulated during the development stage. Refer to ASC 915-210-45-1.

40. Please include your September 15, 2010 balance sheet alongside your March 31, 2011 one.

Statement of Operations and Statement of Cash Flows, pages F-15 and F-16

41. You have presented a statement of operations and a statement of cash flows for the three month period ending March 31, 2011. Given that your audited financial statements are for the period from inception on August 27, 2010 to September 15, 2010, please revise to present a statement of operations and a statement of cash flows for the period from September 16, 2010 to March 31, 2011. Refer to Rule 8-03 of Regulation S-X.

Note A – Summary of Accounting Policies, page F-17

Accounts Receivable, page F-17

42. You state in the last sentence that you have no operations to date. Please revise this statement as appropriate as it appears you have generated a minimal amount of revenue in the period covered by these financial statements.

Stockholders' Equity: Common and Preferred Stock, page F-17

43. Please remove the reference in the heading to "Preferred Stock" as your articles of incorporation do not appear to provide for preferred stock.

Item 13. Other Expenses of Issuance and Distribution, page II-1

44. The amount identified in the "SEC Registration" line item does not match the registration fee identified in the fee table on page 2. Please revise your disclosure as appropriate.

Item 15. Recent Sales of Unregistered Securities, page II-1

45. We note your response to comment 65 of our letter dated November 10, 2010, and we
reissue this comment as we are unable to locate any additional disclosure in response to
our comment. Please provide the date of sale, the title, and the amount of securities sold
as well as the names of the people to whom the securities were sold. In this regard, we
note you reference 2010 instead of a specific date, you do not specify the shares sold
were common shares, you state 10,000 shares were sold when it appears 10,000,000
shares were sold, and you do not name your officers in this section. Additionally, please
also discuss here the consideration received in exchange for the issued shares. Refer to
Item 701(a), (b), and (c) of Regulation S-K.

Exhibit 5.1

46. We note your response to comment 67 of our letter dated November 10, 2010, and we
reissue this comment as you do not appear to have filed the requested consent. Please
make arrangements with your legal counsel to have him also consent to the use of his
name under the caption, "Legal Opinion," on page 19 of the registration statement.
Please file this consent as an exhibit to the registration statement. Refer to Item
601(b)(23) of Regulation S-K.

Exhibit 23.1

47. We note your response to comment 68 of our letter dated November 10, 2010. As
previously requested, please make arrangements with your auditors to have them also
consent to the reference as experts in auditing and accounting. In addition, it is not clear
why your auditors are consenting to a report for the period from the date of inception on
August 27, 2010 to March 31, 2010 since this time period is not audited. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.